 GulfWest Energy Inc. has nine wholly owned subsidiaries: 1. GulfWest Oil and Gas Company, a Texas corporation, was organized February 18, 1999 and is the owner of record of interests in certain crude oil and natural gas properties located in Colorado and Texas. 2. SETEX Oil and Gas Company, a Texas corporation, was organized August 11, 1998 and is the operator of crude oil and natural gas properties in which we own the majority working interest. 3. LTW Pipeline Co., a Texas corporation, was organized April 19, 1999, is the owner and operator of certain natural gas gathering systems and pipelines that we own, and markets the natural gas produced from our properties. 4. RigWest Well Service, Inc., a Texas corporation, was organized September 5, 1996 and operates well servicing equipment for us and under contract for other operators. 5. Southeast Texas Oil and Gas Company, L.L.C., a Texas company, was acquired by us on September 1, 1998 and is the owner of record of interests in certain crude oil and natural gas properties located in three Texas counties. 6. DutchWest Oil Company, a Texas corporation, was organized July 28, 1997 and is the owner of record of interests in certain crude oil and natural gas properties located in Hardin and Polk Counties, Texas. 7. GulfWest Development Company, a Texas corporation, was organized November 9, 2000 and is the owner of record of interests in certain crude oil and natural gas properties located in Texas, Oklahoma and Mississippi. 8. GulfWest Texas Company, a Texas corporation, was organized September 23, 1996 and was the owner of interests in certain crude oil and natural gas properties located in the Vaughn Field, Crockett County, Texas. Effective April 1, 2000, these properties were assigned to GulfWest Oil and Gas Company to facilitate financing. 9. GulfWest Oil and Gas Company (Louisiana) LLC, a Louisiana company, was formed July 31, 2001 and is the owner of record of interests in certain crude oil and natural gas properties in Louisiana.